                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                             (Amendment No. ___)*

                               drkoop.com, Inc.
                        ------------------------------
                               (Name of Issuer)

                   Common Stock, par value $0.001 per share
                        ------------------------------
                        (Title of Class of Securities)

                                   262098106
                        ------------------------------
                                (CUSIP Number)



                               December 31, 1999
                        ------------------------------
            (Date of Event Which Requires Filing of this Statement)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               Rule 13d-1(b)
       -----
               Rule 13d-1(c)
       -----
         X     Rule 13d-1(d)
       -----

                               Page 1 of 8 pages

CUSIP No.  262098106
-------------------------------------------------------------------------------

1. Name of Reporting Person and I.R.S. Identification Number of Reporting Person (Entities Only)

     Superior Consultant Holdings Corporation - 38-3306717
-------------------------------------------------------------------------------

2.   Check the Appropriate Row if a Member of a Group

     a.   N/A

     b.   N/A
-------------------------------------------------------------------------------

3.   SEC Use Only

-------------------------------------------------------------------------------

4.   Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------

     Number of Shares Beneficially Owned by Each Reporting Person With:

5.   Sole Voting Power                  5,172,930 shares (See Item 4)

6.   Shared Voting Power                N/A

7.   Sole Dispositive Power             5,172,930 shares (See Item 4)

8.   Shared Dispositive Power           N/A
-------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     5,172,930 shares
-------------------------------------------------------------------------------

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

     N/A
-------------------------------------------------------------------------------

                               Page 2 of 8 pages

11.  Percent of Class Represented by Amount in Row (9)

     17.0%
-------------------------------------------------------------------------------

12.  Type of Reporting Person

     CO
-------------------------------------------------------------------------------

                               Page 3 of 8 pages

CUSIP No.  262098106
-------------------------------------------------------------------------------

1. Name of Reporting Person and I.R.S. Identification Number of Reporting Person (Entities Only)

     Richard D. Helppie
-------------------------------------------------------------------------------

2.   Check the Appropriate Row if a Member of a Group

     a.   N/A

     b.   N/A
-------------------------------------------------------------------------------

3.   SEC Use Only

-------------------------------------------------------------------------------

4.   Citizenship or Place of Organization

     U. S. citizen
-------------------------------------------------------------------------------

     Number of Shares Beneficially Owned by Each Reporting Person With:

5.   Sole Voting Power                   84,183 shares (see Item 4)

6.   Shared Voting Power                 5,172,930 shares (see Item 4)

7.   Sole Dispositive Power              84,183 shares (see Item 4)

8.   Shared Dispositive Power            5,172,930 shares (see Item 4)
-------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     5,257,113 shares (see Item 4)
-------------------------------------------------------------------------------

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

     N/A
-------------------------------------------------------------------------------

                               Page 4 of 8 pages

11.  Percent of Class Represented by Amount in Row (9)

     17.2%
-------------------------------------------------------------------------------

12.  Type of Reporting Person

     IN
-------------------------------------------------------------------------------

                               Page 5 of 8 pages

Item 1(a).    Name of Issuer:

              drkoop.com, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:

              7000 North MoPac Expressway, Suite 400
              Austin, Texas  78731

Item 2(a).    Name of Person Filing:

              This Schedule 13G is being filed by Superior Consultant Holdings Corporation ("Superior") and Richard D. Helppie. Mr. Helppie is a director and the chief executive officer of Superior and owns approximately 30% of the outstanding stock of Superior. As such, he may be deemed to control Superior. Pursuant to Rule 13d-4, Mr. Helppie expressly declares that the filing of this statement with respect to the shares held by Superior shall not be construed as an admission that he is, for the purposes of Section 13(d) and/or
              Section 13(g) of the Securities Exchange Act of 1934, the beneficial owner of such securities.

Item 2(b).    Address of Principal Business Office or, if None, Residence:

              The address for Mr. Helppie is:
              c/o Superior Consultant Holdings Corporation
              4000 Town Center, Suite 1100
              Southfield, Michigan  48075

              The address for Superior is as set forth above.

Item 2(c).    Citizenship/State of Organization:

              Mr. Helppie:  U.S. citizen

              Superior:  Delaware

Item 2(d).    Title of Class of Securities:

              Common Stock, par value $0.001 per share

Item 2(e).    CUSIP Number:

              262098106

Item 3.       Filing pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

              N/A

                               Page 6 of 8 pages

Item 4.       Ownership:

              (a)  Amount Beneficially Owned:
                          Superior:  5,172,930 shares
                          Mr. Helppie:  5,257,113 shares

              (b)  Percent of Class:
                          Superior:  17.0%
                          Mr. Helppie:  17.2%

              (c)  Number of shares as to which such person has:

                   (i)    sole power to vote or direct the vote:
                          Superior:  5,172,930 shares
                          Mr. Helppie:  84,183 shares

                   (ii)   shared power to vote or to direct the vote:
                          Superior:  None
                          Mr. Helppie:  5,172,930 shares

                   (iii)  sole power to dispose or to direct the disposition of:
                          Superior:  5,172,930 shares
                          Mr. Helppie:  84,183 shares

                   (iv)   shared power to dispose or to direct the disposition
                          of:
                          Superior:  None
                          Mr. Helppie:  5,172,930

              Note: The 84,183 shares of common stock for which Mr. Helppie has sole voting and investment power include 6,058 shares underlying options exercisable within sixty days of December 31, 1999.

Item 5.       Ownership of Five Percent or Less of a Class:

              N/A

Item 6.       Ownership of More than Five Percent on Behalf of Another Person:

              N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

              N/A

                               Page 7 of 8 pages

Item 8.       Identification and Classification of Members of the Group:

              N/A

Item 9.       Notice of Dissolution of Group:

              N/A

Item 10.      Certification:

              N/A


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Section 13G is true, complete and correct.


                                    SUPERIOR CONSULTANT HOLDINGS
                                    CORPORATION

Dated:  February 10, 2000           By  /s/ Richard D. Helppie
                                      -------------------------------------
                                      Name  Richard D. Helppie
                                          ---------------------------------
                                      Title Chairman & CEO
                                           --------------------------------



Dated:  February 10, 2000           /s/ Richard D. Helppie
                                    ---------------------------------------
                                    RICHARD D. HELPPIE

                               Page 8 of 8 pages

                                   EXHIBIT A

                            JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons or entities named below agree to the joint filing on behalf of each of them of a Schedule 13G. This Joint Filing Agreement shall be included as an exhibit to such joint filing.

                                    SUPERIOR CONSULTANT HOLDINGS
                                    CORPORATION


Dated:  February 10, 2000           By  /s/ Richard D. Helppie
                                      --------------------------------
                                      Name  Richard D. Helppie
                                          ----------------------------
                                      Title Chairman & CEO
                                           ---------------------------



Dated:  February 10, 2000           /s/ Richard D. Helppie
                                    ----------------------------------
                                    RICHARD D. HELPPIE